UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

 LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ?
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ?.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 30, 2022, announcing the Company’s dividend and earnings report for the first half and second quarter of 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 1, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report June 30, 2022 (Second quarter 2022) – an unbroken string of 100 quarters of dividend payments. Ship values and rates are up.

Tuesday, August 30, 2022

Highlights:

1
The average time charter equivalent (TCE) for our fleet during the second quarter of 2022 came in at $20,080 per day per ship, which is  A substantial improvement from the first quarter of $8,870 per day per vessel. The third quarter has started at even a stronger pace. This obviously bodes well for our suezmax tankers.

2
As this year has shown, energy security is at the top of the global agenda. More oil is clearly needed. Given the geopolitical realities, oil will have to be transported over longer distances than in the past. This is positve for our fleet of suezmax tankers, which offer flexibility in the marketplace.

3
The orderbook for new suezmax tankers scheduled to join the global fleet currently stands at only 13 ships (2% of the world suezmax fleet). This is a historic low by any measure, and major shipyards have limited capacity to deliver more suezmax tankers before 2026. NAT has 20 one million barrel suezmax vessels on the water. Our fleet is in an excellent position to reap the benefits of a tight market.

4
Adjusted EBITDA for the second quarter improved significantly and came in with a positive $14.2 million. This compares with an EBITDA of -$7.7 million in the first quarter of the year. We recorded a net loss of -$4.0 million or an EPS of -$0.02 for the second quarter 2022 compared to the first quarter, which saw a net loss of -$27 million and an EPS of -$0.14.

5
Our dividend payment for the second quarter is our one hundreth quarterly payout to our shareholders. We are proud of this achievement, a record that is unmatched by any other public tanker company. In aggregate, more than $49 per share has been distributed over the years. The dividend number 100 will be 3 Cent ($ 0.03) per share and will be payable on October 12, 2022 to shareholders on record as of September 15, 2022. NAT is a dividend-driven company, and with improved earnings, higher dividends can be expected.

6
NAT has one of the lowest debt levels among publicly listed tanker companies. 15 of our ships are financed through a cooperation with a financial institution in Dallas, Texas, where the current gross borrowing is about USD 10 mill per ship. At the time of this report there are 20 vessels in the NAT fleet. Separate financial arrangements are in place for the other 5 vessels. The  value of the NAT fleet has increased strongly in the recent past.

7
The first of our recent newbuildings was delivered on May 14th and our second newbuilding was delivered on June 30, 2022. Both vessels have commenced six-year time charter contracts, ensuring earnings, cashflow and financial stability.

8	The sale of our last 2002-built suezmax took place in July at a price of about $16 million. The proceeds from the sale were used to pay down debt.
9	Financial information for the second quarter of 2022 and for other periods is included later in this report.

Our Fleet

As per June 30, 2022 our fleet consisted of 21 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet. After the sale of “Nordic Moon” that was delivered to new owners in July, we have a fleet of 20 Suezmax tankers.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

The main operational challenges during the pandemic and now with the conflict in Ukraine have been related to crews and our work to safeguard our seafarers and our ships.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the second quarter 2022

For the second quarter 2022 the net loss was -$4.0 million or an EPS of -$0.02. This is a marked improvement compared with the first quarter this year, were we recorded a net loss of -$27.0 million or an EPS of -$0.14. For the second quarter 2021, the net loss was -$28.7 million million or -$0.18 per share.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $267.7 million, which equals $12.7 million per ship based on 21 vessels, as of June 30, 2022.

The details of our two financing arrangements are as follows;

1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), was $172.1 million as of June 30, 2022. After the delivery of “Nordic Moon” to new owners in July, the total outstanding balance to CLMG/Beal Bank as of the date of this report is $155.2 million.

2)
The 5 vessels financed through Ocean Yield has per June 30, 2022 a total outstanding balance of $187.8 million, including current portion of the debt. The full financing of the two newbuildings were drawn upon during the second quarter.

Current portion of long term debt is presented in our balance sheet with a total of $41.6 million net of transaction costs. This number includes $15.8 million for expected debt repayment associated with vessels held for sale, current portion of the long term debt related to CLMG/Beal Bank of $12.1 and $13.7 million related to the Ocean Yield financing. Restricted cash of $15.1 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

As per June 30, 2022 we have utilized gross $19 million of the $60 million At-The-Market (“ATM”) registration dated February 14, 2022.

For the second quarter of 2022 a cash dividend of 3 cent ($0.03) per share has been declared. This is our consecutive quarterly dividend number 100. In a rising market for our vessels, a higher dividend can be expected.

Payment of the dividend will be on October 12, 2022, to shareholders of record on September 15, 2022.

World Economy and the Tanker Market

Energy security is back on the agenda. Massive release of Strategic Oil Reserves has failed to build commercial oil stocks. Oil inventories in the world, both commercial and strategic will have to be rebuilt. With the current geopolitical realities, this oil will need to be sourced from further away and transported over longer distances. A key to solve these challenges is shipping, and our versatile and flexible Suezmax oil tankers are fit for this task.

On the supply side the world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 562 vessels as of June 30, 2022, with only 13 vessels in order (2% of the world suezmax fleet). This is a historically low orderbook by any measure. Out of the 32 conventional Suzmax tankers scheduled for delivery this year, 27 has already been delivered and for the rest of 2022 we see 5 conventional Suezmax tankers for delivery. Only 7 suezmax tankers are scheduled to be delivered from the shipyards in 2023 and only one Suezmax is in the books for 2024.

In addition to this, shipyard capacity has been booked by bulk, gas and container ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026. This is very good news for the long term market dynamics in our industry.

All of the above are good news for the short- and long term outlook for our tankers. It is our opinion that the improvement in the tanker markets will continue to accelerate going into this winter.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our current fleet of 20 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)
	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Net Voyage Revenue	34,750	15,521	16,747	50,271	35,558

Vessel Operating Expenses	(16,713)	(16,670)	(17,603)	(33,383)	(34,053)
Depreciation Expenses	(12,515)	(12,874)	(17,402)	(25,389)	(34,479)
General and Administrative Expenses	(3,734)	(5,621)	(3,504)	(9,355)	(7,168)
Gain (Loss) and Impairment on Disposal of Vessels	127	(1,273)	0	(1,146)	0
Operating Expenses	(32,834)	(36,438)	(38,509)	(69,273)	(75,700)
Net Operating Income (Loss)	1,916	(20,917)	(21,762)	(19,002)	(40,142)

Interest Expense	(5,633)	(6,081)	(6,643)	(11,713)	(13,321)
Other Financial Income (Expenses)	(237)	12	(283)	(225)	(255)
Total Other Expenses	(5,870)	(6,069)	(6,926)	(11,938)	(13,576)
Net Income (Loss)	(3,954)	(26,986)	(28,688)	(30,940)	(53,718)
Basic and Diluted Earnings (Loss) per Share	(0.02)	(0.14)	(0.18)	(0.16)	(0.35)
Weighted Average Number of Common Shares Outstanding	201,038,067	191,144,879	155,595,376	196,118,802	153,746,698
Common Shares Outstanding	202,672,862	197,738,841	158,464,967	202,672,862	158,464,967

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Jun. 30, 2022	Dec. 31, 2021

Cash and Cash Equivalents	35,573	34,739
Restricted Cash	15,111	9,909
Accounts Receivable, Net	11,387	9,374
Prepaid Expenses	6,288	4,847
Inventory	34,054	20,873
Voyages in Progress	13,081	10,488
Other Current Assets	5,285	1,918
Vessels Held for Sale	14,783	14,960
Total current assets	135,562	107,108
Vessels, Net	760,986	715,264
Vessels under Construction	0	24,270
Other Non-Current Assets	2,619	4,511
Total Non-Current Assets	763,605	744,045
Total Assets	899,167	851,153

Accounts Payable	7,913	6,552
Accrued Voyage Expenses	23,508	14,985
Other Current Liabilities	11,751	8,561
Dividends Payable	4,033	0
Current Portion of Long Term Debt	41,581	37,547
Total Current liabilities	88,787	67,645
Long-Term Debt	312,982	283,411
Other Non-Current Liabilities	1,499	1,873
Total Non-current Liabilities	314,481	285,284
Shareholders' Equity	495,899	498,224
Total Liabilities and Shareholders' Equity	899,167	851,153

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Six Months Ended	Twelve Months Ended
Amounts in USD '000	Jun. 30, 2022	Dec. 31, 2021

Net Cash Used in Operating Activities	(13,961)	(44,458)

Investment in Vessels	(134)	(3,868)
Investment in Other Fixed Assets	0	(589)
Investment in Vessels under Construction	(89,694)	(13,270)
Proceeds from Vessel Sales	44,335	14,262
Net Cash Used in Investing Activities	(45,493)	(3,465)

Proceeds from Issuance of Common Stock	34,841	80,051
Proceeds from Borrowing Activities	88,000	0
Repayments of Vessel Financing	(4,459)	(7,958)
Repayment of Borrowing Facility	(50,985)	(30,780)
Financing Transaction Costs	0	(1,100)
Dividends Distributed	(1,945)	(9,700)
Net Cash Provided by Financing Activities	65,452	30,513

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	5,997	(17,409)
Effect of exchange rate changes on Cash	38	(13)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,649	62,070
Cash, Cash Equivalents and Restricted Cash at End of Period	50,684	44,648
Cash and Cash Equivalents	35,573	34,739
Restricted Cash	15,111	9,909

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021
Voyage Revenue	74,924	49,255	52,394	124,179	100,393
Voyage Expense	(40,174)	(33,734)	(35,647)	(73,908)	(64,835)
Net Voyage Revenue (1)	34,750	15,521	16,747	50,271	35,558

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021	Dec. 31, 2021
Net Income (Loss)	(3,954)	(26,986)	(28,688)	(171,328)
Interest Expense	5,633	6,081	6,643	26,380
Depreciation Expense	12,515	12,874	17,402	68,352
EBITDA (2)	14,194	(8,031)	(4,643)	(76,596)
Impairment	0	312	0	60,311
ADJUSTED EBITDA	14,194	(7,719)	(4,643)	(16,285)

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Ltd Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited

Web-site: www.nat.bm